SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                       Freeport-McMoRan Copper & Gold Inc.
                                 (Name of Issuer)

           Gold-Denominated Preferred Stock, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D600
                                  (Cusip Number)

                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)
     /X/ Rule 13d-1(c)
     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 440,000 depositary shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, (the "Depositary Shares"), which constitutes approximately 7.3% of the total number of Depositary Shares outstanding. All ownership percentages set forth herein assume that there are 6,000,000 Depositary Shares outstanding.
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1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 57,800 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 57,800 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     57,800

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 0.1%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass
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1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 191,125 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 191,125 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     191,125

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 3.2%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

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1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Citizenship or Place of Organization: USA


               5.   Sole Voting Power: 191,075
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 191,075
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     191,075

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 3.2%


12.  Type of Reporting Person: IN


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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 9, 1998 (the "Schedule 13G"), relating to the Depositary Shares. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.        Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a)  -  (b)

     Reporting Persons

     BMT

     The aggregate number of Depositary Shares that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 57,800, which constitutes approximately 0.1% of the outstanding Depositary Shares.

     SRBMT

     The aggregate number of Depositary Shares that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 191,125, which constitutes approximately 3.2% of the outstanding Depositary Shares.

     LMB

     The aggregate number of Depositary Shares that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 191,075, which constitutes approximately 3.2% of the outstanding Depositary Shares.

     Controlling Persons

     PRB

     Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 57,800 Depositary Shares, which constitutes approximately 0.1% of the outstanding Depositary Shares.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 57,800 Depositary Shares, which constitutes approximately 0.1% of the outstanding Depositary Shares.

     SRB

     Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 191,125 Depositary Shares, which constitutes approximately 3.2% of the outstanding Depositary Shares.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Depositary Shares.

     (c)

     Reporting Persons

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 57,800 Depositary Shares.

     SRBMT

     Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 191,125 Depositary Shares.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 191,075 Depositary Shares.

     Controlling Persons

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 57,800 Depositary Shares.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

     SRB

     Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 191,125 Depositary Shares.


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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   February 5, 1999



                                    By:  /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Attorney-in-Fact for:

                                          THE BASS MANAGEMENT TRUST (1)
                                          SID R. BASS MANAGEMENT TRUST (2)
                                          LEE M. BASS (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.
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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney authorizing W. R. Cotham, Mark L. Hart, Jr., and William P. Hallman, Jr. to act on behalf of The Bass Management Trust, the Sid R. Bass Management Trust and Lee M. Bass previously filed.